February 29, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR

Re: Universal Health Services, Inc. (“UHS”) Form 10-Q for the Quarterly Period Ended September 30, 2007. File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s telephonic comments to us, as conveyed by Ms. Vanessa Robertson on February 14, 2008, in response to our letter dated January 16, 2008 regarding the examination of the filing referenced above. Set forth below are the Staff’s follow-up comments and our responses:

Long-term debt—Accounts receivable securitization program (“Securitization”):

1.	Please confirm that you will expand your disclosure in future filings to include the following: (i) the Securitization was accounted for as borrowings pursuant to SFAS 140; (ii) the Company maintains effective control over the accounts receivable, and; (iii) the group of third-party conduit lenders do not have recourse against the Company for uncollectible receivables.

In response to the Staff’s request outlined above, the following disclosure was included in our Form 10-K as filed on February 28, 2008. We believe the disclosure in italics is responsive to the Staff’s request.

Disclosure included in Note 4 to the Consolidated Financial Statements-Long Term Debt:

In August, 2007, we entered into a $200 million accounts receivable securitization program (“Securitization”) with a group of conduit lenders and liquidity banks. The patient-related accounts receivable (“Receivables”) for substantially all of our acute care hospitals serve as collateral for the outstanding borrowings. The interest rate on the borrowings is based on the commercial paper rate plus a spread of .25%. The initial term of this Securitization is 364 days and the term can be extended for incremental 364 day periods upon mutual agreement of the parties. The Securitization has a term-out feature that can be exercised by us if the banks do not extend the Securitization which would extend the maturity date to August, 2010. Under the terms of the term-out provision, the borrowing rate would be the same as our Credit Agreement rate. Outstanding borrowings which can be refinanced through available borrowings under the terms of our Credit Agreement are classified as long-term on our balance sheet. We have accounted for this Securitization as borrowings under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. We maintain effective control over the Receivables since, pursuant to the terms of the Securitization, the Receivables are sold from certain of our subsidiaries to special purpose entities that are wholly-owned by us. The wholly-owned special purpose entities use the Receivables to collateralize the loans obtained from the group of third-party conduit lenders and liquidity banks. The group of third-party conduit lenders and liquidity banks do not have recourse to us beyond the assets of the wholly-owned special purpose entities that securitize the loans. As of December 31, 2007, we had $183 million of borrowings outstanding pursuant to this program and $17 million of available borrowing capacity.

Dispositions and Acquisitions of assets and businesses:

2.	In future filings, please include a description of the factors that contributed to the recognition of goodwill.

In response to the Staff’s request outlined above, the following disclosure, which we believe is responsive to the Staff’s request, was included in our Form 10-K as filed on February 28, 2008.

Disclosure included in Note 2 to the Consolidated Financial Statements-Acquisitions and Divestitures:

Goodwill of the acquired facilities is computed, pursuant to the residual method, by deducting the fair value of the acquired assets and liabilities from the total purchase price. The factors that contribute to the recognition of goodwill, which may also influence the purchase price, include the historical cash flow and income levels achieved by the acquired facilities, the reputation of the facilities in their respective markets, the nature of the facility’s operations and the facility’s future cash flow and income growth projections.

Self-Insured Risks:

3.	In future filings, please include an explicit statement quantifying the impact of current period changes to prior period self-insurance reserves, or, a statement that there were no material changes. Also include a statement that material adjustments have not occurred on a frequent basis and are therefore not considered to be reasonably likely.

In response to the Staff’s request outlined above, the following disclosure was included in our Form 10-K as filed on February 28, 2008. We believe the disclosure in italics is responsive to the Staff’s request.

Disclosure included in Item 7. Management’s Discussion and Analysis of Operations and Financial Condition-Self-Insured Risks:

Self-Insured Risks: We provide for self-insured risks, primarily general and professional liability claims and workers’ compensation claims, based on estimates of the ultimate costs for both reported claims and claims incurred but not reported. Estimated losses from asserted and incurred but not reported claims are accrued based on our estimates of the ultimate costs of the claims, which includes costs associated with litigating or settling claims, and the relationship of past reported incidents to eventual claims payments. All relevant information, including our own historical experience, the nature and extent of existing asserted claims and reported incidents, is used in estimating the expected amount of claims. We also consider amounts that may be recovered from excess insurance carriers, state guaranty funds and other sources in estimating our ultimate net liability for such risk. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense.

During the second quarter of 2007, based upon the results of a reserve analysis, we recorded an $18 million (pre-minority interest) reduction to our prior year reserves for professional and general liability self-insured claims. This favorable change in our estimated future claims payments was partially due to the favorable impact of medical malpractice tort reform experienced in several states in which we operate as well as a decrease in obstetrical-related claims due to a company-wide patient safety initiative in this high-risk specialty. Also during 2007, based upon the results of reserve analyses, we recorded a $5 million reduction to our prior year reserves for workers’ compensation claims ($2 million recorded during the second quarter of 2007 and $3 million recorded during the fourth quarter of 2007) based upon the results of reserve analyses. Adjustments to our reserves for self-insured general and professional and workers’ compensation claims relating to prior periods did not have a material impact on our financial statements during 2006 or 2005. Although we are unable to predict whether our future financial statements will include adjustments to our reserves for self-insured general and professional and workers’ compensation claims, on a historical basis, material adjustments have not occurred on a frequent basis and are therefore not considered to be reasonably likely.

Below is a schedule showing the changes in our general and professional liability and workers’ compensation reserves during the three years ended December 31, 2007 (amount in thousands):

	General and Professional Liability	Workers’ Compensation	Total
Balance at January 1, 2005 (a)	$172,534	$31,074	$203,608
Plus: accrued insurance expense, net of commercial premiums paid	62,788	21,386	84,174
Less: Payments made in settlement of self-insured claims	(20,000)	(12,124)	(32,124)
Plus: Liabilities assumed at acquisition	1,137	4,993	6,130

Balance at January 1, 2006 (a)	216,459	45,329	261,788
Plus: accrued insurance expense, net of commercial premiums paid	59,752	16,704	76,456
Less: Payments made in settlement of self-insured claims	(31,591)	(13,265)	(44,856)
Adjustment to liabilities assumed at acquisition	176	668	844

Balance at January 1, 2007 (a)	244,796	49,436	294,232
Plus: accrued insurance expense, net of commercial premiums paid	49,177	14,954	64,131
Less: Payments made in settlement of self-insured claims	(37,960)	(15,648)	(53,608)

Balance at December 31, 2007 (a)	$256,013	$48,742	$304,755

(a)	Net of expected recoveries from various state guaranty funds in connection with a commercial general and professional insurance company’s liquidation in 2002 (see Professional and General Liability Claims and Property Insurance).

Pursuant to our discussion with Ms. Robertson, it is our understanding that the inclusion of the italicized disclosures in our most recent and future filings, resolves the matters addressed in the Staff’s letter to us dated December 21, 2007. Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton

Senior Vice President and Chief Financial Officer

Universal Health Services, Inc.

367 South Gulph Road

King of Prussia, PA 19406

610-768-3319 (telephone)

610-768-3318 (fax)

steve.filton@uhsinc.com (email)